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                                                                     EXHIBIT 18

November 12, 1996

To the Board of Directors
of Truevision, Inc.

Dear Directors:

We have been furnished with a copy of the Company's Form 10-Q for the quarter ended September 28, 1996. Note 4 therein describes a change in the method of accounting for distributor revenue from revenue recognition upon shipment to distributors to recognition of revenue on shipments to distributors upon shipment by the distributor. It should be understood that the preferability of one acceptable method of revenue recognition over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based upon our discussions with management and the stated reasons for the change, we believe such change represents, in your circumstances, the adoption of a preferable alternative accounting principle for revenue recognition for distributors in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of Truevision, Inc. for the three month periods ended September 28, 1996 or September 30, 1995 and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.

Yours very truly,


PRICE WATERHOUSE LLP
San Jose, California